Exhibit 99.2

Lithium Americas Receives Favorable Ruling on
Record of Decision for Thacker Pass

VANCOUVER, British Columbia, Febuary 07, 2023 – Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) received a favorable ruling from the US District Court, District of Nevada (“Federal Court”) on February 6, 2023, for the appeal filed against the Bureau of Land Management (“BLM”) for the issuance of the Record of Decision (“ROD”) relating to the Company’s 100%-owned Thacker Pass project (“Thacker Pass” or the “Project”) located in Humboldt Country, Nevada. The Federal Court has declined to vacate the ROD for the mining Plan of Operations (the “Federal Permit”).

The favorable ruling by the Federal Court confirms the permitting process for Thacker Pass was conducted thoroughly and responsibly, and results in there being no impediment to commencing construction. The Federal Court ordered the BLM to consider one issue under the mining law relating to the area designated for waste storage and tailings and did not impose any restrictions expected to impact the construction timeline.

“We are pleased that the Federal Court has recognized the BLM’s decision to issue the Federal Permit, reflecting our considerable efforts to ensure Thacker Pass is developed responsibly and for the benefit of all stakeholders,” said Jonathan Evans, President and CEO. “The favorable ruling leaves in place the final regulatory approval needed in moving Thacker Pass into construction.”

The Federal Court rejected arguments that the Project will cause unnecessary and undue degradation to the local sage grouse population and habitat, groundwater aquifers and air quality; that the BLM failed to adequately assess the Project’s impacts on air quality, wildlife and groundwater; that the BLM failed to adequately consider the Project”s impacts to culturally or religiously significant areas; and that BLM acted unreasonably or in bad faith in identifying tribes for consultation before approving the Project.

The remand issued by Federal Court to the BLM is to determine whether the Company possesses adequate mining-claim rights to the lands over the area in which the waste storage and tailings are expected to be located, based on an appellate decision that was issued after the BLM issued its ROD for Thacker Pass. The Company intends to work closely with the BLM to complete the required follow-up.

ABOUT LITHIUM AMERICAS

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the U.S., Thacker Pass has received its ROD and is advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information, including the impact of the ruling on the construction plan and timeline for the Project and the process to address the remand issued in respect of the waste dump and tailing storage area. Statements that are not historical fact are “forward-looking information” as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, “forward-looking information”). Forward-looking information is frequently, but not always, identified by words such as “plans”, “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. In stating the forward-looking information herein, Lithium Americas has applied certain material assumptions including, but not limited to, the assumption that general business conditions will not change in a materially adverse manner.

Forward-looking information involves information about the future and is inherently uncertain, and actual results, performance or achievements of Lithium Americas and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking information due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in respect of the permitting process and legal challenges related thereto; and other risks and uncertainties disclosed in information released by Lithium Americas and filed with the applicable regulatory agencies.

Lithium Americas’ forward-looking information is based on the beliefs, expectations and opinions of management on the date such information is posted, and Lithium Americas does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking information.